[Logfoot Letterehead}
March 13, 2006


Ms. Anita Karu Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549

RE:      LONGFOOT COMMUNICATIONS CORP.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-130110

Dear Ms. Karu:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Registration Statement relates (the "Company"), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Wednesday, March 15, 2006, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

The Company further acknowledges that:

o Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Very truly yours,

     Longfoot Communications Corp.


     By: /s/ Arthur Lyons
         -----------------------
         Arthur Lyons, President

     cc:  Roger Linn, Esq.